

Filed Pursuant to Rule 433
Registration No. 333-158385
February 2, 2010

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

HSBC

Structured Investments

HSBC USA Inc.
$
Return Enhanced Notes Linked to the Oil Service HOLDRs℠ Trust Depositary Receipts, due August 12, 2010

General

- Terms used in this free writing prospectus are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement or prospectus. **The notes are not principal protected, and you may lose up to 100% of your initial investment.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes.
- This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing August 12, 2010.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Reference Asset:	The Oil Service HOLDRs℠ Trust Depositary Receipts ("OIH") (the "Reference Asset")
Upside Participation Rate:	300.00%
Maximum Cap:	19.85%
Principal Amount:	$1,000 per note.
Trade Date:	February 5, 2010
Pricing Date:	February 5, 2010
Original Issue Date:	February 10, 2010
Final Valuation Date:	August 9, 2010, subject to adjustment as described herein and in the accompanying product supplement.
Ending Averaging Dates:	August 3, 2010, August 4, 2010, August 5, 2010, August 6, 2010 and August 9, 2010 (the Final Valuation Date), subject to adjustment as described herein and in the accompanying product supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be August 12, 2010. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Payment at Maturity:	For each note, the Cash Settlement Value.
Cash Settlement Value:	For each note, you will receive a cash payment on the Maturity Date that is based on the Reference Return (as described below): If the Reference Return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of: (i) the product of (a) the principal amount multiplied by (b) the Reference Return multiplied by the Upside Participation Rate; and (ii) the product of (a) the principal amount multiplied by (b) the Maximum Cap. If the Reference Return is less than 0.00%, you will lose 1.00% of the principal amount for each percentage point that the Reference Return is below 0.00%. For example, if the Reference Return is -30.00%, you will suffer a 30.00% loss and receive 70.00% of the principal amount.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Initial Value:	The Closing Market Price of one depository receipt of the Oil Service HOLDRs℠ Trust on the Pricing Date.
Final Value:	The arithmetic average of the Closing Market Price of one depository receipt of the Oil Service HOLDRs℠ Trust on the five Ending Averaging Dates, calculated and adjusted as described under "Dilution and Reorganization Adjustments" below by the Calculation Agent.
Closing Market Price:	The Official Closing Price of one depository receipt of the Oil Service HOLDRs℠ Trust on any scheduled trading day, adjusted as described under "Fee Adjustments" below by the Calculation Agent.
Official Closing Price:	The Official Closing Price of one depository receipt of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based on the value displayed on the relevant Bloomberg Professional® service page or any successor page on Bloomberg Professional® service or any successor service, as applicable.
Calculation Agent:	The Issuer or one of its affiliates.
CUSIP/ISIN:	4042K0P74 /
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document, and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement relating to this free writing prospectus will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public	Fees and Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$5	$995
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $995 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
February 2, 2010

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this free writing prospectus and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Reference Return by 300%, up to the Maximum Cap on the notes of 19.85%, or a maximum Payment at Maturity of $1,198.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO PERFORMANCE OF THE OIL SERVICE HOLDRs^{SM} TRUST —** The Oil Service HOLDRs^{SM} Trust (the "Reference Issuer") is an investment that holds shares of common stock issued by a group of specified companies that were generally considered to be involved in various segments of the oil service industry. Oil Service HOLDRs^{SM} Trust was formed under a Depositary Trust Agreement dated as of February 6, 2001 among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, other depositors and the owners of the depositary receipts of Oil Service HOLDRs^{SM} Trust. These depositary shares are separate from the underlying securities that are represented by the depositary shares.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss. For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Asset or any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** — You should only reach a decision to invest in the notes after carefully considering, with your advisors, the suitability of the notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. Your investment will be fully exposed to any decline in the price of the Reference Asset as compared to the Initial Value. **YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE MAXIMUM CAP** — If the Final Value is greater than the Initial Value, for each $1,000 principal amount note you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Cap of 19.85% of the principal amount you hold, regardless of the appreciation in the Reference Asset, which may be greater than the Maximum Cap and could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM CAP**.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of notes by you prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have.

- **THE NOTES LACK LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the notes in the secondary market but is not required to do so and may cease making such offers at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging its obligations under the notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the notes. HSBC will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the price of the Reference Asset and the value of the notes.

- **THE CLOSING MARKET PRICE OF THE REFERENCE ASSET IS SUBJECT TO ADJUSTMENT AND MAY NOT REFLECT THE OFFICIAL CLOSING PRICE OF THE REFERENCE ASSET ON THAT SCHEDULED DAY**— If the Calculation Agent determines on any scheduled trading day on which the value of the Reference Asset must be calculated that an adjustment to the market price is appropriate to account for certain charges, taxes or fees that would be payable by a holder of the Reference Asset, the Calculation Agent may adjust that market price by subtracting from that market price the adjustment amount. Therefore, the market price of the Reference Asset, as adjusted, may not reflect the actual market price as of the applicable scheduled trading day. Any such adjustment may reduce the Payment at Maturity, and thus, adversely affect the value of your notes. See "Fee Adjustments" below for additional information.

- **THE VALUE OF THE REFERENCE ASSET IS NOT NECESSARILY REPRESENTATIVE OF THE OIL INDUSTRY**— While the shares of common stock held by the Reference Asset (the "underlying shares") are common stocks of companies generally considered to be involved in various segments of the oil service industry, the underlying shares and therefore the value of the Reference Asset may not necessarily follow the price movements of the entire oil service industry generally. If the underlying shares decline in value, the value of the Reference Asset will decline in value even if common stock prices in the oil service industry generally increase in value.

- **THE STOCK PRICES OF OIL SERVICE COMPANIES HAVE BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE**— The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the Organization of Petroleum Exporting Companies ("OPEC") to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Price volatility of the underlying shares may adversely affect the price of the Reference Asset and consequently the trading value of the notes.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT CONCENTRATED INDUSTRY** — The underlying shares are all common stocks of companies generally considered to be involved in various segments of the oil service industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. An investment in the notes linked to the performance of the Oil Service HOLDRs[SM] Trust lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the oil service industry would adversely affect the performance of the Oil Service HOLDRs[SM] Trust and, consequently, the value of the notes.

- **LIMITED ANTIDILUTION PROTECTION** — The Calculation Agent will adjust the Final Value and consequently the Reference Return and the Cash Settlement Value for certain events affecting the underlying shares, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the underlying shares. If an event occurs that does not require the Calculation Agent to adjust the amount of the underlying shares, the market price of the notes may be materially and adversely affected. See "Dilution and Reorganization Adjustments" below for additional information.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Reference Asset;

  - the time to maturity of the notes;

  - the dividend rate on the equity securities underlying the Reference Asset;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological, regulatory or judicial events that affect the underlying shares included in the Reference Asset or the markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Value of $120.00 and reflect an Upside Participation Rate of 300.00% and the Maximum Cap on the notes of 19.85%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Total Return
$216.00	80.00%	19.85%
$204.00	70.00%	19.85%
$192.00	60.00%	19.85%
$180.00	50.00%	19.85%
$168.00	40.00%	19.85%
$156.00	30.00%	19.85%
$144.00	20.00%	19.85%
$138.00	15.00%	19.85%
$132.00	10.00%	19.85%
$127.94	6.62%	19.85%
$126.00	5.00%	15.00%
$123.00	2.50%	7.50%
$121.20	1.00%	3.00%
$120.00	0.00%	0.00%
$114.00	-5.00%	-5.00%
$108.00	-10.00%	-10.00%
$102.00	-15.00%	-15.00%
$96.00	-20.00%	-20.00%
$84.00	-30.00%	-30.00%
$72.00	-40.00%	-40.00%
$60.00	-50.00%	-50.00%
$48.00	-60.00%	-60.00%
$36.00	-70.00%	-70.00%
$24.00	-80.00%	-80.00%
$12.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The price of the Reference Asset increases from the Initial Value of $120.00 to a Final Value of $126.00.
Because the Final Value of $126.00 is greater than the Initial Value of $120.00 and the Reference Return of 5.00% multiplied by the Upside Participation Rate of 300.00% does not exceed the Maximum Cap of 19.85%, the investor receives a Payment at Maturity of $1,150.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5.00\% \times 300.00\%)] = \$1,150.00$$

Example 2: The price of the Reference Asset increases from the Initial Value of $120.00 to a Final Value of $132.00.
Because the Final Value of $132.00 is greater than the Initial Value of $120.00 and the Reference Return of 10.00% multiplied by the Upside Participation Rate of 300.00% exceeds the Maximum Cap of 19.85%, the investor receives a Payment at Maturity of $1,198.50 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 19.85\%) = \$1,198.50$$

Example 3: The price of the Reference Asset decreases from the Initial Value of $120.00 to a Final Value of $72.00.
Because the Final Value of $72.00 is less than the Initial Value of $120.00, the Reference Return of -40.00% is negative and the investor receives a Payment at Maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the underlying index. All disclosures contained in this free writing prospectus regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset or stocks comprising the Reference Asset contained in this free writing prospectus. You should make your own investigation into the Reference Asset as well as stocks included in the Reference Asset.

The Oil Service HOLDRs^{SM} Trust

The Oil Service Holding Company Depositary Receipts or Oil Services HOLDRS^{SM} Trust ("OIH") was formed under the depositary trust agreement, dated as of February 6, 2001 among The Bank of New York Mellon, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, other depositors and the owners of the Oil Service HOLDRS. The trust is not a registered investment company under the Investment Company Act of 1940. Information filed by the OIH with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file number 001-16311 on the SEC's website at http://www.sec.gov. In addition, information about the OIH may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the HOLDRS^{SM} website. Information contained in the HOLDRS^{SM} website is not incorporated by reference in, and should not be considered a part of this free writing prospectus.

The shares of each company's common stock currently held by the trust and the securities of any company that may be added to the Oil Service HOLDRS, are collectively referred to in this free writing prospectus as the underlying shares. There are currently 18 companies included in the Oil Service HOLDRS, which may change as a result of reconstitution events, distributions of securities by underlying issuers or other events. The Oil Service HOLDRS are separate from the underlying common stocks that are represented by the Oil Service HOLDRS. On February 1, 2010, there were 6,976,778 Oil Service HOLDRS outstanding. The trust may issue additional Oil Service HOLDRS on a continuous basis when an investor deposits the requisite underlying shares with the trustee.

The Oil Service HOLDRS trust is intended to hold deposited shares for the benefit of owners of Oil Service HOLDRS. The trustee will perform only administrative and ministerial acts. The property of the trust consists of the underlying shares and all monies or other property, if any, received by the trustee. The trust will terminate on December 31, 2041, or earlier if a termination event occurs.

You may only acquire, hold, trade and surrender Oil Service HOLDRS in a round-lot of 100 Oil Service HOLDRS and round-lot multiples. The trust will only issue Oil Service HOLDRS upon the deposit of the whole shares of underlying shares that are represented by a round-lot of 100 Oil Service HOLDRS. In the event of a stock split, reverse stock split, or other distribution by the issuer of an underlying share that results in a fractional share becoming represented by a round-lot of Oil Service HOLDRS, the trust may require a minimum of more than one round-lot of 100 Oil Service HOLDRS for an issuance so that the trust will always receive whole share amounts for issuance of Oil Service HOLDRS.

Oil Service HOLDRS will represent your individual and undivided beneficial ownership interest in the common stock of the specified underlying shares. Beneficial owners of Oil Service HOLDRS will have the same rights and privileges as they would have if they beneficially owned the underlying shares in "street name" outside of the trust. These include the right of investors to instruct the trustee to vote the common stock, to receive dividends and other distributions on the underlying shares, if any are declared and paid to the trustee by an issuer of an underlying share, and the right to cancel Oil Service HOLDRS to receive the underlying shares. Oil Service HOLDRS are not intended to change your beneficial ownership in the underlying shares under federal securities laws, including sections 13(d) and 16(a) of the Securities Exchange Act of 1934, referred to herein as the Exchange Act.

The trust will not publish or otherwise calculate the aggregate value of the underlying shares represented by a receipt. Oil Service HOLDRS may trade in the secondary market at prices that are lower than the aggregate value of the corresponding underlying shares. If, in such case, an owner of Oil Service HOLDRS wishes to realize the dollar value of the underlying shares, that owner will have to cancel the Oil Service HOLDRS.

Oil Service HOLDRS are evidenced by one or more global certificates that the trustee has deposited with DTC and registered in the name of Cede & Co., as nominee for DTC. Oil Service HOLDRS are available only in book-entry form. Owners of Oil Service HOLDRS hold their Oil Service HOLDRS through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

Selection Criteria

The underlying shares are the common stocks of a group of specified companies that, at the time of selection, among other things, provided drilling, well-site management and related products and services for the oil service industry and whose common stock is registered under section 12 of the Securities Exchange Act. The issuers of the underlying shares were, at the time of selection, considered to be among the largest, most liquid companies involved in the oil service industry as measured by market capitalization and trading volume. The companies initially included in the Oil Service HOLDRS also met the following minimum selection criteria as of December 12, 2000:

- Market capitalization equal to or greater than $500 million;

- Average daily trading volume of at least 100,000 shares over the 60 trading days before December 12, 2000;

- Average daily dollar volume (that is, the average daily trading volume multiplied by the average closing price over the 60 day period prior to December 12, 2000) of at least $5 million over the 60 trading days before December 12, 2000; and

- A trading history of at least 90 calendar days.

The market capitalization of a company is determined by multiplying the market price of its common stock by the number of its outstanding shares of common stock. In determining whether a company was to be considered for inclusion in the Oil Service HOLDRS, Merrill Lynch, Pierce, Fenner & Smith Incorporated examined available public information about the company, including analysts' reports and other independent market sources. The ultimate determination of the inclusion of the specified companies, however, rested solely within the discretion of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Oil Service HOLDRS may no longer consist exclusively of securities issued by companies involved in various segments of the oil service industry. In addition, as a result of a reconstitution event, a distribution of securities, or other event the securities of a non-oil service company may be included in the Oil Service HOLDRS. Merrill Lynch, Pierce, Fenner & Smith Incorporated will determine, in its sole discretion, whether the issuer of a particular underlying share continues to have a leading market capitalization and will undertake to make adequate disclosure when necessary.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the historical closing prices from January 3, 2005 through February 1, 2010. The closing price for the Reference Asset on February 1, 2010 was $122.40. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical Official Closing Prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price on any Ending Averaging Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of Oil Services HOLDRS^{SM} Trust



Source: Bloomberg Professional® service

Fee Adjustments

The sum of all fees, charges or taxes that would be payable to the Oil Service HOLDRs^{SM} Trust by the holder of one depository receipt of the Reference Asset, as further described in the reference issuer's registration statement most recently filed with the U.S. Securities and Exchange Commission (the "SEC"). Information filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Oil Service HOLDRs^{SM} Trust can be located by reference to the SEC file number "001-16311" on the SEC's website (http://www.sec.gov). We make no representation that these publicly available documents are accurate or complete. Furthermore, these publicly available documents may be amended or supplemented by the reference issuer without prior notice.

Market Disruption Events

If an Ending Averaging Date or the Final Valuation Date is not a scheduled trading day, then such Ending Averaging Date or the Final Valuation Date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on an Ending Averaging Date or the Final Valuation Date, then such Ending Averaging Date or the Final Valuation Date, as applicable, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an Ending Averaging Date or the Final Valuation Date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the Ending Averaging Date or the Final Valuation Date, as applicable, and the Calculation Agent will determine the Closing Market Price of the Reference Asset in good faith and in its sole discretion using its estimate of the exchange traded price for the Reference Asset that would have prevailed but for that market disruption event. If an Ending Averaging Date is postponed, then each subsequent Ending Averaging Date and the Final Valuation Date will also be postponed by an equal number of scheduled trading days. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by an equal number of scheduled trading days and no interest will be paid in respect of such postponement.

A "Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the Calculation Agent determines is material:

(i)   Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise; (A) relating to depositary receipts of the Reference Asset, (B) relating to the stocks or other securities then constituting 20% or more of the value of the securities that are assets of the Reference Asset; or (C) in futures or options contracts relating to the Reference Asset or the assets of the Reference Asset on any related exchange; or

(ii)   Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for depositary receipts of the Reference Asset; (B) to effect transactions in, or obtain market values for the stocks or other securities then constituting 20% or more of the value of the securities that are assets of the Reference Asset; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset or the assets of the Reference Asset on any relevant related exchange; or

(iii)   The closure on any scheduled trading day of any relevant exchange or any related exchange relating to any depositary receipts of the Reference Asset or relating to any stocks or other securities then constituting 20% or more of the value of the securities that are assets of the Reference Asset prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" for the Reference Asset means each exchange or quotation system on which futures or options contracts relating to the Reference Asset or the assets of the Reference Asset are traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Reference Asset or the assets of the Reference Asset has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Reference Asset or the assets of the Reference Asset on such temporary substitute exchange or quotation system as on the original related exchange) where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options related to the assets of the Reference Asset or the depositary receipts of the Reference Asset.

"Relevant exchange" means any exchange or quotation system for depositary receipts of the Reference Asset or assets of the Reference Asset where such trading has a material effect (as determined by the Calculation Agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" for the Reference Asset means any day on which all of the relevant exchanges and related exchanges for the Reference Asset are scheduled to be open for trading for their respective regular trading sessions.

Dilution and Reorganization Adjustments
Following the declaration by a reference issuer of the terms of any potential adjustment event (as defined below), the Calculation Agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the Reference Asset and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the notes:
(a)   a subdivision, consolidation or reclassification of the depositary receipts, as applicable, of the Reference Asset (unless a merger event), or a free distribution or dividend of any depositary receipts of the Reference Asset to existing holders by way of bonus, capitalization or similar issue;

(b)   a distribution or dividend to existing holders of the depositary receipts of (A) depositary receipts of the Reference Asset, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Asset equally or proportionately with such payments to holders of those depositary receipts or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the Calculation Agent;

(c)   an extraordinary dividend of a reference asset;

(d)   a call by a reference asset in respect of depositary receipts of the Reference Asset that are not fully paid;

(e)   a repurchase by the Reference Asset of depositary receipts of the Reference Asset whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(f)   the making of any amendment or supplement to the terms of the depositary trust agreement; or

(g)   any other similar event that may have a diluting or concentrative effect on the theoretical value of the depositary receipts of a reference asset.

Delisting or Suspension of Trading in the Depository Receipts of the Reference Asset and Termination of the Reference Asset

If the depository receipts of the Reference Asset are delisted from, or trading of depository receipts of the Reference Asset is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion, to be comparable to the depository receipts of the Reference Asset (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be the Reference Asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the Calculation Agent of successor shares, the Calculation Agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If a termination event (as defined below) occurs, the Calculation Agent shall accelerate the Maturity Date to the day which is five business days after the announcement date (as defined below). On the accelerated Maturity Date, the issuer shall pay to each noteholder the Payment at Maturity and for the purposes of that calculation, the Final Value of the Reference Asset will be deemed to be the Closing Market Price on the scheduled trading day immediately prior to the announcement date. In addition, the Calculation Agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The "announcement date" means the day of the first public announcement of a termination event. The Calculation Agent will cause notice of the termination event and calculation of the final price as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the notes.

A "termination event" means the occurrence of any event which would result in a dissolution of the Reference Asset and a distribution of all underlying depository receipts of the Reference Asset to holders of the Reference Asset, including, but not limited to:
(a) a delisting from trading of the Reference Asset on the relevant exchange whereby successor shares that the Calculation Agent determines to be comparable to the depository receipts of the Reference Asset are not listed or approved for trading on a major U.S. exchange or market;
(b) the resignation of the trustee of the reference without the appointment of a successor trustee;
(c) the vote of 75% of owners of the Reference Asset vote to dissolve and liquidate the Reference Asset; and
(d) any other event that would lead to the termination or liquidation of the Reference Asset.

Notwithstanding the above alternative arrangements, the liquidation or termination of the Reference Asset may adversely affect the market value of the notes.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the holders of notes, absent manifest error.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee that will not exceed $5.00 per $1,000 principal amount of notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.